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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                            Tremont Advisors, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                             CLass B Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   89472901
        _______________________________________________________________
                                (CUSIP Number)

                          Mutual Risk Management Ltd.
                               44 Church Street
                            Hamilton HM 12 Bermuda
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               -with copies to-

                            Stephen Rosenberg, Esq.
                   Tannenbaum Helpern Syracuse & Hirschtritt
                         900 Third Avenue - 13th Floor
                            New York, New York 1002
                                (212) 508-6700

                               August 18, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  89472901                                      PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mutual Risk Management Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Inapplicable                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,081,230
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,081,230
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,081,230
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Inapplicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                       --------------------
CUSIP No.    89472901                                       Page 3 of 5  Pages
---------------------                                       --------------------


ITEM 1  SECURITY AND ISSUER
------  -------------------

  Title of Class of Securities
  ----------------------------

      Class B common stock $.01 par value per share (the "Shares")

  Name and Address of Issuer
  --------------------------

      Tremont Advisers, Inc. ("Tremont" or the "Issuer")
      555 Theodore Fremd Avenue
      Rye, New York  10580

ITEM 2  IDENTITY AND BACKGROUND
------  -----------------------

  (a) Mutual Risk Management Ltd. ("Mutual Risk"), is a corporation organized under the laws of Bermuda. It is an international risk management company whose principal business address and the address of its principal office are set forth in Item(b) below.

  (b)  44 Church Street
       Hamilton HM 12 Bermuda

  (c)  Inapplicable.

  (d) During the past five years neither Mutual Risk, nor any of its executive officers or directors, has been convicted in a criminal proceeding.

  (e) During the past five years neither Mutual Risk, nor any of its executive officers or directors, has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding in violation of such laws.

  (f)  Inapplicable.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------  -------------------------------------------------

       Mutual Risk's wholly-owned subsidiary, MGL Investments Ltd., purchased the Shares using working capital.

---------------------                                       --------------------
CUSIP No.    89472901                                       Page 4 of 4  Pages
---------------------                                       --------------------

ITEM 4  PURPOSE OF TRANSACTION
------  ----------------------

       The purpose of the transactions reported by this Schedule D is investment in the securities of the Issuer and not for the purpose of acquiring control of the Issuer. Mutual Risk, its affiliated entities, executive officers and directors may from time to time purchase additional Shares or sell these Shares in the ordinary course of business, as permitted by the Federal Securities laws. An execuitve officer of Mutual Risk management, Richard O'Brien, is a member of the Board of Directors of the Issuer and as such is part of the Issuer's management. In Mr. O'Brien's capacity as a director of the Issuer, he may suggest or consider changes in the operations, management or capital structure of Tremont as a means of enhancing shareholder values. Such suggestions or considerations may relate to:

       (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

       (e) any material change in the present capitalization or dividend policy of the Issuer;

       (f) any other material change in the Issuer's business or corporate structure;

       (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

       (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j)  any action similar to any of those enumerated above.

---------------------                                       --------------------
CUSIP No.    89472901                                       Page 5 of 5 Pages
---------------------                                       --------------------

       Other than as described above, Mutual Risk does not have any present plans or proposals that relate to or which would result in any of the foregoing.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER
------  ------------------------------------

       (a)-(b) As of the date of this Schedule 13-D, Mutual Risk, through MGL owns 1,081,230 shares of the Issuer's Class B Common Stock, representing approximately 19.30% of the Issuer's Class B Common Stock outstanding as of July 30, 1999 (based upon information obtained from the Issuer's latest Form 10-QSB). To the best knowledge of Mutuaual Risk, none of its executive officers or directors own any Shares.

       (c)  Inapplicable.

       (d)  Inapplicable.

       (e)  Inapplicable.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
------  ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER
        ------------------------

            None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS
------  --------------------------------

            None.

SIGNATURE
---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             August 23, 1999
                                         ______________________________
                                                 (Dated)

                                         /s/ Richard O'Brien
                                         ______________________________
                                                (Signature)

                                         Senior Vice President
                                         ------------------------------
                                                  (Title)